Filed Pursuant to Rule 424(b)(3)

Registration No. 333-248898

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated March 24, 2021)

Up to 21,694,762 Shares of Common Stock Issuable Upon Settlement of the Contingent Value Rights

Up to 9,500,174 Shares of Common Stock Issuable Upon Exercise of the Warrants

–

Up to 114,966,676 Shares of Common Stock by the Selling Securityholders

Up to 8,089,509 Warrants by the Selling Securityholders

Up to 8,341,875 Contingent Value Rights by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated March 24, 2021, as amended and supplemented from time to time, covering the offer and resale of our common stock, warrants and contingent value rights by the selling securityholders identified in the prospectus, or their permitted transferees, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 24, 2021.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 12 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 24, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 24, 2021

HighPeak Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	333-235313	84-3533602
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

421 W. 3rd St., Suite 1000 Fort Worth, Texas 76102
(address of principal executive offices) (zip code)

(817) 850-9200
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	HPK	The Nasdaq Stock Market LLC
Warrant	HPKEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01         Entry into a Material Definitive Agreement.

On June 23, 2021, HighPeak Energy, Inc. (the “Company”) entered into the First Amendment (the “First Amendment”) to the credit agreement (the “Credit Agreement”), dated December 17, 2020, among the Company, as borrower, Fifth Third Bank, National Association (“Fifth Third”), as administrative agent, and the lenders from time to time party thereto.

The First Amendment, among other things, (i) completed a semi-annual borrowing base redetermination process, which increased the borrowing base from $40 million to $125 million and (ii) modified the terms of the Credit Agreement to increase the aggregate elected commitments from $20 million to $125 million.

The foregoing description of the First Amendment is qualified in its entirety by reference to the First Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference.

Item 2.03         Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

Item 7.01         Regulation FD Disclosure.

The Company issued a press release on June 24, 2021 announcing (i) financial and operational updates, (ii) an increase in its borrowing base and aggregate elected commitments and (iii) the Company’s expected addition to the Russell 2000® Index and the Russell 3000® Index. A copy of the press release is included as Exhibit 99.1 hereto and incorporated by reference.

The information furnished pursuant to this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Securities Act”), as amended, and will not be incorporated by reference into any filing under the Securities Act, unless specifically identified therein as being incorporated therein by reference.

Item 9.01.         Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description of Exhibit
10.1±

First Amendment To Credit Agreement, dated as of June 23, 2021, among HighPeak Energy, Inc., as Borrower, Fifth Third Bank, National Association, as administrative agent, and the Lenders party thereto.

99.1	Press Release dated June 24, 2021

±

Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. HighPeak Energy agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIGHPEAK ENERGY, INC.

Date: June 24, 2021
	By:	/s/ Steven W. Tholen
	Name:	Steven W. Tholen
	Title:	Chief Financial Officer

3

Exhibit 10.1

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) dated as of June 23, 2021 (the “First Amendment Effective Date”), is among HIGHPEAK ENERGY, INC., a Delaware corporation (the “Borrower”), FIFTH THIRD BANK, NATIONAL ASSOCIATION, as administrative agent (in such capacity, together with its successors in such capacity, the “Administrative Agent”), the Guarantors, the financial institutions defined below as the Existing Lender, and the financial institutions defined below as the New Lenders.

RECITALS

A.         The Borrower, the Administrative Agent, and the Existing Lender are party to that certain Credit Agreement dated as of December 17, 2020 (the “Credit Agreement”), pursuant to which the Existing Lenders have made certain credit available to and on behalf of the Borrower.

B.         The Borrower has requested amendments to certain provisions of the Credit Agreement, the addition of the New Lenders under the Credit Agreement, and a redetermination of the Borrowing Base.

C.          The Borrower, the Guarantors, the Administrative Agent, the Existing Lender and the New Lenders (along with the Existing Lender, collectively, the “Lenders”) party hereto have agreed to amend certain provisions of the Credit Agreement as more fully set forth herein.

D.         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Defined Terms. Each capitalized term which is defined in the Credit Agreement, but which is not defined in this Amendment, shall have the meaning ascribed such term in the Credit Agreement after giving effect to this Amendment. Unless otherwise indicated, all references to sections in this Amendment refer to sections in the Credit Agreement. For the purposes of this Amendment, the following term shall have the following meaning:

“Existing Lender” means, collectively, Fifth Third Bank, National Association.

“New Lenders” means, collectively, Citizens Bank N.A., BOKF, NA dba Bank of Texas, Bank of America, N.A., and UMB Bank n.a.

Section 2.           Amendments to Credit Agreement.

2.1          Amendment to Section 1.02.

(a)           Section 1.02 is hereby amended by adding the following terms in the appropriate alphabetical place:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

First Amendment to Credit Agreement – Page 1

“Benchmark” means, initially, USD LIBOR; provided that if a replacement of the Benchmark has occurred pursuant to Section 3.03, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, for any Available Tenor:

(1)         the first alternative set forth below that can be determined by the Administrative Agent:

(a)         the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three-month’s duration, and 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration;

(b)         the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of USD LIBOR with a SOFR-based rate having approximately the same length as the interest payment period specified in Section 3.03(a); and

(2)         For purposes of Section 3.03(b), the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then-prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for U.S. dollar-denominated syndicated credit facilities at such time;

(3)         For purposes of Section 3.03(c), the “Benchmark Replacement” shall revert to and shall mean the Benchmark Replacement set forth in paragraph (a) in respect of any subsequent Benchmark setting.

Notwithstanding anything to the contrary herein, if the Benchmark Replacement as determined pursuant to any clause in this definition would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

Further, if the Benchmark interest rate to be replaced is rounded upwards to the next 1/100 of 1% under the terms of this Agreement or any Loan Document, the Benchmark Replacement shall also be rounded up to the next 1/100 of 1%; provided further that this provision governing rounding shall not apply if the Borrower has a Swap Agreement in effect with respect to all or part of the Loans.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

First Amendment to Credit Agreement – Page 2

“Benchmark Transition Event” means, with respect to any then-current Benchmark other than USD LIBOR, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then-current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark, or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated credit facilities; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City Time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

“Early Opt-in Election” means the occurrence of:

(1)         a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such credit facilities are identified in such notice and are publicly available for review), and

First Amendment to Credit Agreement – Page 3

(2)         the joint election by the Administrative Agent and the Borrower to trigger a fallback from USD LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

“First Amendment Effective Date” means June 23, 2021.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to USD LIBOR.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as administrator of the secured overnight financing rate from time to time).

“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Notice” means a notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means the determination by the Administrative Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Administrative Agent and (c) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement that is not Term SOFR.

“USD LIBOR” means the London interbank offered rate for U.S. dollars.

(b)          Section 1.02 is hereby further amended by amending and restating the following definitions in Section 1.02 in their entirety to read as follows:

“Aggregate Elected Commitments” means (a) on the First Amendment Effective Date, $125,000,000, and (b) at any time thereafter, an amount determined in accordance with Section 2.06(c).

First Amendment to Credit Agreement – Page 4

“Arranger” means, (a) collectively, Fifth Third Bank, National Association, Citizens Bank N.A., BOKF, NA dba Bank of Texas, and Bank of America, N.A., in their respective capacities as joint lead arrangers hereunder, and (b) Fifth Third Bank, National Association, in its capacity as sole bookrunner hereunder.

“Consolidated Cash Balance” means the aggregate amount of cash and cash equivalents, marketable securities, treasury bonds and bills, certificates of deposit, investments in money market funds and commercial paper, in each case, held or owned by (whether directly or indirectly), credited to the account of, or otherwise reflected as an asset on the balance sheet of, the Borrower and its Subsidiaries (other than (i) any cash set aside to pay in the ordinary course of business amounts of the Borrower and its Subsidiaries then due and owing to unaffiliated third parties (including, for the avoidance of doubt, to pay royalty obligations, working interest obligations, production payments, severance taxes, suspense payments, payroll, payroll taxes, other taxes, employee wage and benefit payments, trust and fiduciary obligations and reimbursements of LC Disbursements) and for which the Borrower or such Subsidiary, as applicable, has issued checks or has initiated wires or ACH transfers in order to pay (or will issue checks or initiate wires or ACH transfers in order to pay such amounts within thirty days), (ii) any cash set aside to pay royalty obligations in the ordinary course of business of the Borrower and its Subsidiaries then due and owing to unaffiliated third parties, (iii) any amounts held as Cash Collateral as required pursuant to Section 2.08(j), (iv) cash of the Borrower or any Restricted Subsidiary set aside to be used by the Borrower or any Subsidiary within five Business Days to pay the purchase price for any acquisition of any assets or property permitted hereunder by the Borrower or any Subsidiary pursuant to a binding and enforceable purchase and sale agreement with an unaffiliated third party containing customary provisions regarding the payment and refunding of such purchase price, (v) any proceeds from any issuance of Equity Interests by the Borrower not prohibited by this Agreement, provided that, in the case of this clause (v), such proceeds shall only be excluded from the Consolidated Cash Balance from the date of such issuance through and including the ninety days after such issuance, (vi) while and to the extent refundable, any cash or Cash Equivalents of the Borrower or any Subsidiaries constituting purchase price deposits held in escrow pursuant to a binding and enforceable purchase and sale agreement with an unaffiliated third party containing customary provisions regarding the payment and refunding of such deposits and (vii) any amounts held in those accounts described in clause (d) of the definition of Excluded Account).

“Interest Period” means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter, as the Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (c) no Interest Period may have a term which would extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

First Amendment to Credit Agreement – Page 5

“LIBO Rate” means, subject to Section 3.03(b), with respect to any Eurodollar Borrowing for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period; provided that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) then the LIBO Rate shall be the Interpolated Rate; provided further that if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement. Notwithstanding the above, (x) to the extent that “LIBO Rate” or “Adjusted LIBO Rate” is used in connection with an ABR Borrowing, such rate shall be determined as modified by the definition of Alternate Base Rate and (y) unless otherwise specified in any amendment to this Agreement entered into in accordance with Section 3.03(b), in the event that a Benchmark Replacement with respect to the LIBO Rate is implemented then all references herein to the LIBO Rate shall be deemed references to such Benchmark Replacement and (z) if the LIBO Rate or any Benchmark Replacement shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

(c)          Section 1.02 is hereby amended by deleting the definition of “Replacement Rate” in its entirety.

2.2          Amendment to Section 3.03. Section 3.03 is hereby amended and restated to read as follows:

Section 3.03         Temporary Inability to Determine LIBO Rate; Benchmark Replacement Setting.

(a)          Temporary Inability to Determine LIBO Rate. In the event, prior to commencement of any Interest Period relating to a Eurodollar Borrowing, the Administrative Agent shall determine or be notified by Majority Lenders that:

(i)         deposits in Dollars (in the applicable amounts) are not being offered to it in the London Interbank Offered Rate market for such Interest Period,

(ii)         by reason of circumstances affecting the London Interbank Offered Rate Market adequate and reasonable methods do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable,

(iii)          the Adjusted LIBO Rate or LIBO Rate, as applicable, as determined by the Administrative Agent will not adequately and fairly reflect the cost to the Administrative Agent or Lenders of funding the Eurodollar Loans for such Interest Period; or

(iv)          the making or funding of Eurodollar Loans become impracticable;

then, the Administrative Agent shall promptly provide notice of such determination to Borrower and Lenders (which shall be conclusive and binding on Borrower and Lenders), and (x) any request for a Eurodollar Borrowing or for a conversion to or continuation of a Eurodollar Borrowing shall be automatically withdrawn and shall be deemed a request for an ABR Borrowing, (y) each Eurodollar Borrowing will automatically, on the last day of the then-current Interest Period relating thereto, become an ABR Borrowing, and (z) the obligations of Lenders to make Eurodollar Loans shall be suspended until the Administrative Agent or Majority Lenders determine that the circumstances giving rise to such suspension no longer exist, in which event the Administrative Agent shall so notify Borrower and Lenders.

First Amendment to Credit Agreement – Page 6

(b)         Benchmark Replacement Setting. Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 3.03(b)):

(i)         Replacing USD LIBOR. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of USD LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1-month, 3-month, 6-month, and 12-month USD LIBOR tenor settings. On the earlier of (i) the date that all Available Tenors of USD LIBOR have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt-in Effective Date, if the then-current Benchmark is USD LIBOR, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(ii)         Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

At any time that the administrator of the then-current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to, or continuation of Loans to be made, converted, or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to ABR Loans. During the period referenced in the foregoing sentence, the component of ABR based upon the Benchmark will not be used in any determination of ABR.

First Amendment to Credit Agreement – Page 7

(iii)         Term SOFR Reversion. Upon the occurrence of a Term SOFR Transition Event, the Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date a Term SOFR Notice is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(iv)         Benchmark Replacement Conforming Changes. In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(v)         Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision, or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.03(b), including any determination with respect to a tenor, rate, or adjustment or of the occurrence or non-occurrence of an event, circumstance, or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section.

(vi)         Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or USD LIBOR), then the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.

(vii)         Limitation of Liability. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, or any other matter related to the LIBO Rate or any alternative, successor, or replacement rate, including, without limitation, the implementation of any Benchmark Replacement or any Benchmark Replacement Conforming Changes or whether the composition or characteristics of any alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the LIBO Rate or have the same volume or liquidity as did the LIBO Rate prior to its discontinuance or unavailability.

2.3          Amendment to Section 8.19. Section 8.19 is hereby amended and restated to read as follows:

Section 8.19         Affirmative Hedging Covenant. (a) Within sixty (60) days after the First Amendment Effective Date (or such later date as acceptable to Administrative Agent in its sole discretion), and (b) thereafter, as of the last day of each fiscal quarter (or, in each case, such later date acceptable to the Administrative Agent in its reasonable discretion), the Borrower shall deliver to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent that the Borrower has entered into, or shall have caused another Credit Party to enter into, Swap Agreements with one or more Approved Counterparties to hedge notional volumes covering, for the twenty-four month period following such date on a rolling basis, not less than sixty percent (60%) of the projected production of crude oil from the Borrower and its Restricted Subsidiaries’ Oil and Gas Properties owned as of such date constituting PDP Reserves as set forth in the most recently delivered Reserve Report.

First Amendment to Credit Agreement – Page 8

2.4          Amendment to Section 9.01(b). Section 9.01(b) is hereby amended and restated to read as follows:

(b)         Current Ratio. The Borrower will not permit, as of the last day of any fiscal quarter, commencing June 30, 2021, its ratio of (i) consolidated current assets of the Borrower and its Consolidated Restricted Subsidiaries (including the unused amount of the total Commitments (but only to the extent that the Borrower is permitted to borrow such amount under the terms of this Agreement, including, without limitation, Section 6.02 hereof), but excluding non-cash assets under ASC 815) to (ii) consolidated current liabilities of the Borrower and its Consolidated Restricted Subsidiaries (excluding non-cash obligations under ASC 815 and current maturities under this Agreement) (such ratio, the “Current Ratio”) to be less than 1.0 to 1.0.

2.5          New Section 11.12. A new Section 11.12 is hereby added to the end of Article XI of the Credit Agreement to read in its entirety as follows:

Section 11.12        Acknowledgements Regarding Erroneous Payments.

(a)          Each Lender and Issuing Bank hereby agrees that (x) if the Administrative Agent notifies such Lender or such Issuing Bank that the Administrative Agent has determined in its sole discretion that any funds received by such Lender or such Issuing Bank from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender or such Issuing Bank (whether or not known to such Lender or such Issuing Bank), and demands the return of such Payment (or a portion thereof), such Lender or such Issuing Bank shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or such Issuing Bank to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender or such Issuing Bank shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or such Issuing Bank under this Section 11.12 shall be conclusive, absent manifest error.

First Amendment to Credit Agreement – Page 9

(b)         Each Lender and each Issuing Bank hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender and each Issuing Bank agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender or such Issuing Bank shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or such Issuing Bank to the date such amount is repaid to the Administrative Agent at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(c)          Each Borrower and each other Credit Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) is not recovered from any Lender or such Issuing Bank that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender or such Issuing Bank with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Indebtedness owed by any Borrower or any other Credit Party.

(d)         Each party’s obligations under this Section 11.12 shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender or an Issuing Bank, the termination of the Commitments or the repayment, satisfaction or discharge of all Indebtedness under any Loan Document.

2.6          Amendment to Section 12.02(b). Section 12.02(b) is hereby amended to replace the reference to “Replacement Rate” with a reference to “Benchmark Replacement”.

2.7          Amendment to Section 12.02(b)(v). Section 12.02(b)(v) is hereby amended and restated to read as follows:

(v) change Section 4.01(b), Section 4.01(c) or any other term or condition hereof in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender,

2.8          Amendment to Section 12.02(b)(vii). Section 12.02(b)(vii) is hereby amended and restated to read as follows:

(vii) release any Guarantor (except as set forth in Section 11.10 or in the Guaranty Agreement), release or subordinate all or substantially all of the collateral (other than as provided in Section 11.10), or reduce the percentage set forth in Section 8.14(a) to less than 90%, without the written consent of each Lender (other than any Defaulting Lender), or

First Amendment to Credit Agreement – Page 10

2.9          Amendment to Annex I (List of Maximum Credit Amounts and Elected Commitments). Upon the occurrence of the First Amendment Effective Date, Annex I of the Credit Agreement is hereby replaced with Annex I attached hereto on Exhibit A.

Section 3.    New Borrowing Base Notice; Waiver of Prior Notice for Section 2.07; Aggregate Elected Commitments.

3.1          The parties hereto agree that (i) this Amendment shall serve as (A) the Proposed Borrowing Base Notice pursuant to the requirements of Section 2.07(c)(ii) of the Credit Agreement and (B) the New Borrowing Base Notice pursuant to the requirements of Section 2.07(d) of the Credit Agreement, and (ii) any other notice or time period required by the terms of Section 2.07 of the Credit Agreement in connection with the increase in the Borrowing Base or Aggregate Elected Commitments to go in effect on the First Amendment Effective Date is hereby waived.

3.2          As of the First Amendment Effective Date, each of the Borrowing Base and Aggregate Elected Commitments shall be $125,000,000. Such Borrowing Base and Aggregate Elected Commitments shall remain in effect until the next Scheduled Redetermination Date, the next Interim Redetermination Date or as otherwise adjusted in accordance with the Credit Agreement, after giving effect to this Amendment.

Section 4.    Conditions Precedent as of the First Amendment Effective Date. This Amendment shall become effective on the date, when each of the following conditions is satisfied (or waived in accordance with Section 12.02 of the Credit Agreement):

4.1          The Administrative Agent shall have executed and received from the Lenders and the Borrower, counterparts (in such number as may be requested by the Administrative Agent) of this Amendment signed on behalf of each such Person.

4.2          The Administrative Agent and the Lenders shall have received all fees and other amounts due and payable on or prior to the date hereof, including any fees or other amounts set forth in any fee letter executed as of the First Amendment Effective Date by the Borrower and Administrative Agent.

4.3          The Administrative Agent shall have received duly executed Notes or restated Notes, as applicable, payable to each Lender requesting a Note in a principal amount equal to its Maximum Credit Amount dated as of the date hereof.

4.4          The Administrative Agent shall have received title information as the Administrative Agent may reasonably require with respect to the status of title to at least 90% of the total value of the Borrowing Base Properties evaluated in the most recently delivered Reserve Report.

4.5          The Administrative Agent shall have received Security Instruments as required by Section 8.14(a) of the Credit Agreement. In connection with the execution and delivery of the Security Instruments, the Administrative Agent shall be reasonably satisfied that the Security Instruments create first priority, perfected Liens on at least 90% of the total value of the Proved Oil and Gas Properties evaluated in the most recently delivered Reserve Report.

4.6          Immediately before and after giving effect to this Amendment, no Default shall have occurred and be continuing as of the First Amendment Effective Date.

4.7          The Administrative Agent shall have received satisfactory evidence that Borrower has entered into, or shall have caused another Credit Party to enter into, Swap Agreements with one or more Approved Counterparties, in compliance with Section 8.19 of the Credit Agreement, as amended by this Amendment.

First Amendment to Credit Agreement – Page 11

The Administrative Agent is hereby authorized and directed to declare this Amendment to be effective when it has received documents confirming or certifying, to the satisfaction of the Administrative Agent, compliance with the conditions set forth in this Section 4 or the waiver of such conditions as permitted in Section 12.02 of the Credit Agreement. Such declaration shall be final, conclusive and binding upon all parties to the Credit Agreement for all purposes.

Section 5.    Concerning New Lenders.

5.1          The New Lenders have become Lenders upon their execution of this Amendment, and on the First Amendment Effective Date, each New Lender shall assume all rights and obligations of a Lender under the Credit Agreement. The Administrative Agent, the Existing Lender and the Borrower hereby consent to each New Lender’s acquisition of an interest in the aggregate Commitments and its Applicable Percentage. The Administrative Agent, the Existing Lenders and the Borrower hereby consent to the reallocation set forth herein. The Administrative Agent, the Existing Lenders and the Borrower hereby waive (i) any requirement that an Assignment and Assumption or any other documentation be executed in connection with such reallocation, and (ii) the payment of any processing and recordation fee to the Administrative Agent. In connection herewith, Existing Lender irrevocably sells and assigns to each New Lender, and each New Lender, severally and not jointly, hereby irrevocably purchases and assumes from the Existing Lender, as of the First Amendment Effective Date, so much of Existing Lender’s Commitment, outstanding Loans and participations in Letters of Credit, and rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto (including without limitation any guaranties and, to the extent permitted to be assigned under applicable law, all claims (including without limitation contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity), suits, causes of action and any other right of Existing Lender against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby), such that Existing Lender’s and each New Lender’s Maximum Credit Amount, Elected Commitment, Applicable Percentage of the outstanding Loans and participations in Letters of Credit, and rights and obligations as a Lender shall be equal to its Applicable Percentage, Maximum Credit Amount, and Elected Commitment as set forth on Annex I attached hereto on Exhibit A to this Amendment. Existing Lender and each New Lender agree that the provisions of the form of Assignment and Assumption attached as Exhibit H to the Credit Agreement shall apply to it as applicable depending on whether it is the assignee or assignor of such “Commitments” as applicable. Each party hereto agrees to execute an Assignment and Assumption to give effect to the foregoing if requested by the Administrative Agent or the Borrower.

5.2          Upon the First Amendment Effective Date, all Loans and participations in Letters of Credit of the Existing Lenders outstanding immediately prior to the First Amendment Effective Date shall be, and hereby are, restructured, rearranged and continued as provided in this Amendment and shall continue as Loans and participations in Letters of Credit of Existing Lender and each New Lender under the Credit Agreement pursuant to this Amendment.

5.3          Each New Lender represents and warrants to the Administrative Agent, for the benefit of the Lenders, as follows:

(a)           It has received a copy of the Credit Agreement, together with copies of the most recent financial statements of the Borrower delivered pursuant thereto;

First Amendment to Credit Agreement – Page 12

(b)           It has, independently and without reliance upon any Lender or any related party of the Administrative Agent or any Lender (an “Agent-Related Person”) and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Credit Parties and their respective Subsidiaries, and all applicable bank or other regulatory laws relating to the transactions contemplated by the Credit Agreement, and made its own decision to enter into the Credit Agreement and to extend credit to the Borrower and the other Credit Parties under the Credit Agreement; and

(c)           It will, independently and without reliance upon any Lender or any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under the Credit Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, and other condition and creditworthiness of the Borrower and the other Credit Parties.

5.4          On the First Amendment Effective Date, subject to the satisfaction or waiver of the conditions to effectiveness set forth in Section 4 of this Amendment, each New Lender shall be deemed automatically to have become a party to the Credit Agreement and have all rights and obligations of a Lender under the Credit Agreement and the other Loan Documents, each as amended, as if it were an original Lender signatory thereto.

5.5          On the First Amendment Effective Date, each New Lender agrees to be bound by the terms and conditions set forth in the Credit Agreement and the other Loan Documents, each as amended, applicable to the Lenders as if it were an original Lender signatory thereto (and expressly makes the appointment set forth in, and agrees to the obligations imposed under, Article 11 of the Credit Agreement).

5.6          On the First Amendment Effective Date, each New Lender shall become a Lender and the Maximum Credit Amounts of all Lenders shall be as set forth on Annex I attached hereto on Exhibit A to this Amendment.

Section 6.    Miscellaneous.

6.1          Confirmation. The provisions of the Credit Agreement, as amended by this Amendment, shall remain in full force and effect following the effectiveness of this Amendment.

6.2          Representations and Warranties. The Borrower and each Guarantor hereby (a) acknowledges and consents to the terms of this Amendment and (b) ratifies and affirms its obligations under, and acknowledges its continued liability under, each Loan Document to which it is a party and agrees that each Loan Document to which it is a party remains in full force and effect as expressly amended, restated, supplemented or otherwise modified hereby or otherwise in connection with a delivery made herewith and (c) represents and warrants to the Administrative Agent and the Lenders that as of the date hereof, after giving effect to the terms of this Amendment: (i) all of the representations and warranties contained in each Loan Document to which it is a party are true and correct in all material respects, except that (A) to the extent any such representations and warranties are expressly limited to an earlier date, in which case, such representations and warranties shall continue to be true and correct in all material respects as of such specified earlier date and (B) to the extent any such representation and warranty is qualified by materiality, such representation and warranty (as so qualified) is true and correct in all respects and (ii) no Default or Event of Default has occurred and is continuing.

6.3          Counterparts. This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by telecopy, facsimile or other electronic means (e.g., .pdf) shall be effective as delivery of a manually executed counterpart hereof.

First Amendment to Credit Agreement – Page 13

6.4          No Oral Agreement. This Amendment, the Credit Agreement and the other Loan Documents executed in connection herewith and therewith represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous, or unwritten oral agreements of the parties. There are no subsequent oral agreements between the parties.

6.5          GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS.

6.6          Payment of Expenses. The Borrower agrees to pay or reimburse the Administrative Agent for all of its reasonable and documented out-of-pocket costs and expenses incurred in connection with this Amendment, any other documents prepared in connection herewith and the transactions contemplated hereby, including, without limitation, the reasonable fees and disbursements of one law firm acting as counsel to the Administrative Agent.

6.7          Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.8          Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.9          Miscellaneous. Section 12.09(b), (c) and (d) of the Credit Agreement shall apply to this Amendment, mutatis mutandis.

[SIGNATURES BEGIN NEXT PAGE]

First Amendment to Credit Agreement – Page 14

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed effective as of the day and year first above written.

BORROWER:

HIGHPEAK ENERGY, INC., a Delaware corporation

By: /s/ Jack Hightower
Jack Hightower
Chief Executive Officer

GUARANTORS:

HIGHPEAK ENERGY ACQUISITION CORP.,
a Delaware corporation
HIGHPEAK ENERGY EMPLOYEES, INC.,
a Delaware corporation
LAZY JJ PROPERTIES, LLC,
a Delaware limited liability company

By: /s/ Jack Hightower
Jack Hightower
Chief Executive Officer

HIGHPEAK ENERGY ASSETS, LLC,
a Delaware limited liability company
HIGHPEAK ENERGY HOLDINGS, LLC,
a Delaware limited liability company

By: /s/ Jack Hightower
Jack Hightower
President

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

ADMINISTRATIVE AGENT:

FIFTH THIRD BANK, NATIONAL ASSOCIATION,
as Administrative Agent

By: /s/ Dan Condley
Dan Condley
Managing Director

EXISTING LENDER:

FIFTH THIRD BANK, NATIONAL ASSOCIATION,
as Existing Lender and as an Issuing Bank

By: /s/ Dan Condley
Dan Condley
Managing Director

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

NEW LENDER:

CITIZENS BANK N.A.,
as a New Lender

By: /s/ David Baron
Name: David Baron
Title: Vice President

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

NEW LENDER:

BOKF, NA dba BANK OF TEXAS,
as a New Lender

By: /s/ Scott Miller
Name: Scott Miller
Title: Senior Vice President

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

NEW LENDER:

BANK OF AMERICA, N.A.,
as a New Lender

By: /s/ Pace Doherty
Name: Pace Doherty
Title: Vice President

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

NEW LENDER:

UMB BANK n.a.,
as a New Lender

By: /s/ Erica Spencer
Name: Erica Spencer
Title: VP – Energy Division

Signature Page to First Amendment to Credit Agreement

HighPeak Energy, Inc.

Exhibit 99.1

HighPeak Energy, Inc. Announces Financial and Operational Updates,

an Increase to its Borrowing Base and its Addition to the Russell 2000® and Russell 3000® Indexes

Fort Worth, Texas, June 24, 2021 (GLOBE NEWSWIRE) - HighPeak Energy, Inc. (“HighPeak” or the “Company”) (NASDAQ: HPK) today announced (i) certain financial and operational updates, (ii) that its bank group, led by Fifth Third Bank, N.A., (“Fifth Third Bank”) has increased the Company’s borrowing base and aggregate elected commitments to $125 million, and (iii) the Company expects to be added to the Russell 2000® and Russell 3000® indexes effective at market open on Monday, June 28, 2021.

Highlights

●

Entered into 10-year agreements to electrify and power the Company’s Flat Top area including a 13-megawatt direct current solar photovoltaic facility located on 80 acres of HighPeak’s owned surface land

o	Projected to reduce CO2 by over 100,000 metric tons over the life of the contract
●	Began using recycled produced water for completion operations
●	Production for the first half of June increased to over 10,000 barrels of oil equivalent per day (Boe/d)
●	Plan to add a second rig to the 2021 development drilling program
●	Increased the Revolving Credit Facility to $125 million
●	Added to the Russell 2000® and Russell 3000® indexes

Financial and Operational Update

The Company increased its oil hedge position in May 2021 by hedging 2,500 barrels of oil per day (“BO/d”) at a NYMEX WTI swap price of $62.41 per barrel for the period of July 2021 through June 2022. Previously, the Company hedged 2,500 BO/d at a NYMEX swap price of $61.40 per barrel for the period of May 2021 through April 2022.

The Company’s production averaged over 10,000 Boe/d during the first half of June 2021 compared with the first quarter 2021 average of 5,290 Boe/d, an increase of approximately 89%.

With the completion of the first phase of its water infrastructure system, HighPeak is now utilizing recycling produced water for stimulation in its completion operations. The use of recycled produced water decreases the need for both fresh water and salt water disposal, reducing the Company’s capital costs, operating costs and the Company’s environmental footprint.

The Company expects to increase its capital program to two rigs beginning later this month. The addition of the second rig will accelerate the development of the Company’s acreage. HighPeak expects to update its guidance in its 2021 second quarter earnings release.

Michael Hollis, HighPeak’s President, said, “Based on the continued success of our development drilling program, we expect production to continue to increase throughout the year. We are also focused on keeping all-in costs to drill, complete, equip, and set surface facilities at or near our current levels of slightly over $500 per lateral foot, which translates to great returns on our capital investments.”

HighPeak has entered into a contract with Priority Power Management, LLC (“Priority Power”) whereby Priority Power will develop an electric high-voltage (“EHV”) substation, medium voltage distribution systems and a 13-megawatt direct current solar photovoltaic facility located on approximately 80 acres of land owned by HighPeak north of Big Spring, Texas in Howard County to provide for the Company’s electrical power needs in its Flat Top operating area including powering drilling rigs and day-to-day operations. The EHV substation will be interconnected with the ERCOT transmission grid via the local electric utility, have an initial capacity of up to 50 megavolt amperes (“MVA”) and be designed for future expansion capability. The solar generation facility will be interconnected with HighPeak’s medium voltage distribution system that is energized from the new EHV substation, behind the utility meter.

Priority Power will develop, finance, engineer, construct, operate, and maintain the project facilities. Over the life of the contract, approximately 263 million kilowatt-hours of clean and reliable solar energy will be delivered to HighPeak, resulting in an estimated reduction of over 100,000 metric tons of CO2 emissions according to the Environmental Protection Agency.

Jack Hightower, HighPeak’s Chairman & CEO, said, “In less than a year since consummating our business combination, we’ve proven our commitment to our ESG goals by dramatically reducing our operational truck traffic, flaring, and overall carbon footprint and we are not stopping there. We have more efforts underway in 2021 and beyond, and this project with Priority Power will be a milestone for us in how we approach sustainability over the next decade.”

Increase Revolving Credit Facility Borrowing Base to $125 Million

The Company and its lenders under the senior secured revolving credit facility have completed a borrowing base redetermination and increased the Company’s borrowing base and aggregate elected commitments to $125 million representing a significant increase from our initial commitment of $20 million.  To facilitate the increased borrowing base and aggregate elected commitments, the credit facility was amended to add four (4) new banks including Bank of America, N.A., BOKF, NA dba Bank of Texas, Citizens Bank N.A. and UMB Bank n.a.

Mr. Hightower continued, “We appreciate the support received from Fifth Third Bank and the banks joining our credit facility. We recognize their support is a result of the of the substantial increase in the value of our proved developed reserves, the success of our development drilling program and the quality of our asset base.”

Addition to the Russell 2000® and Russell 3000® Index

Based on the preliminary list of additions posted June 4, 2021, HighPeak expects to be added to the Russell 2000® and Russell 3000® indexes. The reconstitution of the Russell indexes will be effective after the market opens on Monday, June 28, 2021. Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies.

Mr. Hightower continued, “We are very pleased to be added to the Russell 2000 ® and the Russell 3000 ® indexes. As a widely used benchmark, our addition to the indexes is a key milestone for HighPeak and recognizes the value of our asset base and will promote more visibility of our shares to the investment community.”

About HighPeak Energy, Inc.

HighPeak Energy, Inc. is a publicly traded independent oil and natural gas company, headquartered in Fort Worth, Texas, focused on the acquisition, development, exploration and exploitation of unconventional oil and natural gas reserves in the Midland Basin in West Texas. For more information, please visit our website at www.highpeakenergy.com.

About Priority Power Management, LLC

Priority Power is an independent energy solutions provider focused on energy infrastructure, energy transition program management, market intelligence operations, and energy structuring. Priority Power serves over 6,700 clients, totaling $2.7 billion in energy spend and 94 TWh of electricity managed across 31 states, including one-third of Texas’ Top 100 independent oil and gas producers and leading midstream and long-haul pipeline companies. Priority Power seeks to prioritize energy efficiency and leverage its engineering, procurement, construction, and market expertise to aid in decarbonization of the industrial economy. Additionally, through three separate Network Operations and Real Time Operations Centers, Priority Power operates and maintains several hundred privately-owned HV/MV transmission, substation, and distribution assets on behalf of its customer base. For more information on Priority Power, please visit www.prioritypower.com.

About FTSE Russell

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 70 countries, covering 98% of the investable market globally.

FTSE Russell index expertise and products are used extensively by institutional and retail investors globally. Approximately $17.9 trillion is currently benchmarked to FTSE Russell indexes. For over 30 years, leading asset owners, asset managers, ETF providers and investment banks have chosen FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives.

A core set of universal principles guides FTSE Russell index design and management: a transparent rules-based methodology is informed by independent committees of leading market participants. FTSE Russell is focused on applying the highest industry standards in index design and governance and embraces the IOSCO Principles. FTSE Russell is also focused on index innovation and customer partnerships as it seeks to enhance the breadth, depth and reach of its offering.

FTSE Russell is wholly owned by London Stock Exchange Group. For more information, visit www.ftserussell.com.

Cautionary Note Regarding Forward-Looking Statements

The information in this press release contains forward-looking statements that involve risks and uncertainties. When used in this document, the words "believes," "plans," "expects," "anticipates," "forecasts," "intends," "continue," "may," "will," "could," "should," "future," "potential," "estimate" or the negative of such terms and similar expressions as they relate to HighPeak Energy, Inc. ("HighPeak Energy," the "Company" or the “Successor”) are intended to identify forward-looking statements, which are generally not historical in nature. The forward-looking statements are based on the Company's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Although the Company believes that the expectations and assumptions reflected in the forward-looking statements are reasonable as and when made, they involve risks and uncertainties that are difficult to predict and, in many cases, beyond the Company's control.

These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand, the impact of a widespread outbreak of an illness, such as the coronavirus disease 2019 (“COVID-19”) pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform the Company's drilling and operating activities, access to and availability of transportation, processing, fractionation, refining and storage facilities, HighPeak Energy's ability to replace reserves, implement its business plans or complete its development activities as scheduled, access to and cost of capital, the financial strength of counterparties to any credit facility and derivative contracts entered into by HighPeak Energy, if any, and purchasers of HighPeak Energy's oil, natural gas liquid and natural gas production, uncertainties about estimates of reserves, identification of drilling locations and the ability to add proved reserves in the future, the assumptions underlying forecasts, including forecasts of production, expenses, cash flow from sales of oil and gas and tax rates, quality of technical data, environmental and weather risks, including the possible impacts of climate change, cybersecurity risks and acts of war or terrorism. These and other risks are described in the Company's Annual Report on Form 10-K filed with the SEC on March 15, 2021 (the “Annual Report”) and other filings with the SEC. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse effect on it. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. See "Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Part I, Item 3. Quantitative and Qualitative Disclosures About Market Risk" and "Part II, Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the period ended March 31, 2021, "Risk Factors,” “Business and Properties,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report,  for a description of various factors that could materially affect the ability of HighPeak Energy to achieve the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no duty to publicly update these statements except as required by law.

Investor Contact:

Ryan Hightower

Vice President, Business Development

817.850.9204

rhightower@highpeakenergy.com

Source: HighPeak Energy, Inc.